December 14, 2009

VIA EDGAR

Mr. Michael J. Shaffer, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               ING Infrastructure Development Equity Fund (File Nos. 333-147343; 811-22144)

Dear Mr. Shaffer:

We are following up on the recent discussions between you, your colleague Brion Thompson, and Paul Caldarelli of ING regarding certain concerns of the Staff with respect to the name of the above-referenced fund (the “Fund”).  We understand that the Staff has observed that the Fund’s investment strategy differs from that of certain other funds bearing similar names.  Specifically the Staff noted that whereas those other funds invest primarily in companies that own or operate infrastructure projects, the Fund intends to pursue a broader strategy, with significant investments in companies expected to benefit from anticipated increases in global spending on the building, renovation, expansion and utilization of infrastructure.

In order to address the Staff’s remaining concerns, we are writing to describe certain proposed changes to the Fund’s name and to the investment restriction that would be adopted pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended. Specifically, the Fund would be renamed “ING Infrastructure, Industrials and Materials Fund.” While the Fund’s core strategy would remain the same, the Fund would undertake to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the equity securities of, or derivatives having economic characteristics similar to the equity securities of, issuers in the Infrastructure, Industrials and Materials sectors.  Each of these sectors would be specifically defined in Fund’s prospectus as follows:

“Infrastructure - Companies in the infrastructure sector are those issuers in the Macquarie Global Infrastructure Index or the S&P Global Infrastructure Index. These include companies that (a) generate, transmit, distribute or store electricity, oil, gas or water; (b) provide telecommunications services; or (c) construct, operate or own airports, toll roads, railroads, ports or pipelines.

“Industrials - Companies in the industrials sector are those issuers classified as such under the Global Industry Classification Standard (“GICS”) and those classified as energy equipment & services industry under GICS. Under GICS, industrials include companies involved in the research, development, manufacture, distribution, supply or sale of industrial products, services or equipment. These companies may include manufacturers of civil or military aerospace and defense equipment, building components, civil engineering firms and large-scale contractors, companies producing electrical components or equipment, manufacturers of industrial machinery and industrial components and products, and companies providing transportation services, including companies providing air freight transportation, railroads and trucking companies.

“Materials - Companies in the material sector are those issuers classified as such under the GICS. These include companies that manufacture chemicals, construction materials, forest products, metals and mining companies and steel producers.”

We also note that the Fund’s multi-faceted name and multi-sector investment approach has precedent in numerous other registered investment companies, see, e.g., BlackRock Utilities & Telecommunications Fund, Inc.; Saratoga Energy & Basic Materials Fund; and RMR F. I. R. E. Fund (Finance, Insurance and Real Estate).

We respectfully request you to confirm that the foregoing changes will address the Staff’s prior concerns regarding the Fund’s name and the potential for investor confusion.  If the foregoing changes are satisfactory, the Fund will promptly file a pre-effective amendment to the above-referenced registration statement and the preliminary “red herring” prospectus included therein will be used by the underwriters in marketing the Fund’s initial public offering.

Please do not hesitate to contact the undersigned at (617) 728-7126 or Paul A. Caldarelli of ING at (480) 477-2649.

Sincerely,

/s/ Geoffrey R.T. Kenyon

Dechert LLP